January 14, 2021

Ben Kaplan

Chief Executive Officer

Ehave, Inc.

18851 NE 29th Ave., Suite 700

Aventura, FL 33180

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Melissa Walsh and

Stephen Krikorian

Washington, D.C. 20549

Re:	Amendment No. 3 to
Offering Statement on Form 1-A
File No. 024-11336
Filed December 31, 2020

Dear Ms. Walsh and Mr. Krikorian,

We have reviewed your comment letter, dated January 13, 2021, and have made the requested adjustments. Below is a detailed response to your letter and an amended Offering Circular has concurrently been filed.

1. In response to the Staff´s comment, we have made this correction.

2. In response to the Staff´s comment, we have added a risk factor to this effect.

3. In response to the Staff´s comment, the CEO’s previously accrued but unpaid salary has been paid and is no longer outstanding; accordingly, we have removed all references to this matter in the Offering Circular.

4. In response to the Staff´s comment, we have removed the reference to “other consideration.”

5. In response to the Staff´s comment, we have made these requested corrections.

Please let us know if you require anything further to complete our filing. Thank you for your attention.

Sincerely,

Ben Kaplan
Chief Executive Officer
Ehave, Inc.

Cc:	Jonathan D. Leinwand, Esq.